QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

BTG, Inc. (Name of Issuer)
Common Stock, no par value per share (Title of Class of Securities)
05576J101 (CUSIP Number)

Nicholas J. Costanza, Esq.
General Counsel
The Titan Corporation
3033 Science Park Road
San Diego, California 92121-1199
(858) 552-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 19, 2001 (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or 13d-1(g), check the following box / /.

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 05576J101	Page 2 of 2 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
The Titan Corporation I.R.S. Identification No. 95-2588754

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	/ /
			(b)	/ /

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER
EACH		2,120,132 (see Item 4)
REPORTING
PERSON	9	SOLE DISPOSITIVE POWER
REPORTING		0
WITH
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,120,132 (see Item 4)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.1%

14	TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

    This statement on Schedule 13D is being filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act") by The Titan Corporation, a Delaware corporation ("Titan"), with respect to the common stock, no par value per share (the "BTG Common Stock") of BTG, Inc., a Virginia corporation ("BTG").

Item 1.  Security and Issuer

    This statement relates to shares of BTG Common Stock. The address of BTG's principal executive offices is 3877 Fairfax Ridge Road, Fairfax, Virginia 22030.

Item 2.  Identity and Background

    (a) - (c) and (f). Pursuant to Rule 13d-1 of Regulation 13D-G of the General Rules and Regulations under the Act, this statement is being filed on behalf of Titan, a corporation organized and existing under the laws of the State of Delaware. Titan provides information technology and electronic systems and services to commercial and government customers. Titan's principal place of business and principal offices are located at 3033 Science Park Road, San Diego, California 92121.

    Titan hereby disclaims beneficial ownership of any shares of BTG Common Stock which may be voted by Titan, and the filing of this statement shall not be construed as an admission that Titan is, for purposes of Section 13(d) of the Act, the beneficial owner of any such shares of BTG Common Stock.

    Each executive officer and each director of Titan is a citizen of the United States. The name, business address and present principal occupation of each executive officer and director is set forth in Annex A to this Schedule 13D and is incorporated herein by reference.

    Other than executive officers and directors, there are no persons or corporations controlling or ultimately in control of Titan.

    (d) - (e). During the last five years, neither Titan nor, to the best knowledge of Titan, any executive officer or director of Titan, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

    Titan's beneficial ownership of BTG Common Stock has been derived from the irrevocable proxies described in Item 4, which have been granted to Titan pursuant to the Voting Agreement described in Item 5. Titan did not pay any additional consideration to the BTG shareholders who are party to the Voting Agreement in connection with the execution and delivery of the Voting Agreement.

Item 4.  Purpose of Transaction

    On September 19, 2001, Titan, T T Acquisition Corp. ("Titan Sub") and BTG entered into an Agreement and Plan of Reorganization (the "Reorganization Agreement"), dated September 19, 2001, pursuant to which Titan Sub will be merged with and into BTG (the "Merger"). BTG will be the surviving corporation in the Merger and will become a wholly owned subsidiary of Titan.

    Pursuant to the terms of the Reorganization Agreement and upon consummation of the Merger, among other things, each outstanding share of BTG Common Stock (excluding shares held by Titan, Titan Sub, any subsidiary of Titan or Titan Sub or any subsidiary of BTG) will be converted into the right to receive $13.35 per share of BTG Common Stock, or approximately $114.9 million in shares of Titan common stock, par value $.01 per share ("Titan Common Stock"), and $27.0 million in cash. The total consideration, which is to be paid in approximately 81% Titan Common Stock and 19% cash, may change if Titan Common Stock falls below $17.75. If the fifteen day average closing sales price for Titan Common Stock (ending five trading days prior to the date of BTG's shareholder's meeting) (the

"Average Titan Closing Price") is between $16.15 and $17.74, then Titan will issue approximately 6.5 million shares of Titan Common Stock to the shareholders of BTG and cash in an amount equal to approximately 19% of the total consideration. If the Average Titan Closing Price is less than $16.15, then Titan will issue shares of Titan Common Stock having an aggregate value of approximately $104.6 million to the shareholders of BTG and cash in an amount equal to approximately 19% of the total consideration.

    Each outstanding option to purchase shares of BTG Common Stock, other than options granted to non-employee directors of BTG under the BTG, Inc. Second Amended and Restated Directors Stock Option Plan (the "Director Stock Option Plan"), will be assumed by Titan at the effective time of the Merger (the "Effective Time"). Each assumed option will be converted into an option to purchase shares of Titan Common Stock. The number of shares subject to the assumed options and the option exercise prices will be adjusted based on the exchange ratio described above. All other terms of the options will remain unchanged. All outstanding options granted under the Directors Stock Option Plans to the extent not exercised prior to the Effective Time, and that plan itself, will be terminated at the Effective Time.

    The Reorganization Agreement is included as Exhibit 1 hereto and is incorporated herein by reference.

    Consummation of the Merger would result in the BTG Common Stock ceasing to be quoted on The Nasdaq National Market and in the termination of registration of the BTG Common Stock pursuant to the Act.

    As a condition and inducement to Titan's entering into the Reorganization Agreement, certain shareholders of BTG (the "BTG Shareholders") beneficially owning 2,120,132 shares of BTG Common Stock (the "BTG Agreement Shares") as of September 18, 2001 (as described in Annex B to this Schedule 13D and incorporated herein by reference) each granted to Titan an irrevocable proxy dated as of September 19, 2001 (such irrevocable proxies collectively, the "Proxy"), with full power of substitution and resubstitution, to vote (i) the shares of BTG Common Stock or other BTG securities held of record by such shareholder on September 19, 2001 and (ii) all other shares of BTG Common Stock or other BTG securities such BTG Shareholder may acquire after September 19, 2001 (such shares referred to in clauses (i) and (ii) collectively, the "Proxy Shares") (a) in favor of the Merger and the approval and adoption of the Plan of Merger, Reorganization Agreement and the transactions contemplated thereby in connection with any meeting of, or solicitation of consents from, the shareholders of BTG at which or in connection with which the Merger, the Plan of Merger or the Reorganization Agreement are submitted for the consideration and vote of the shareholders of BTG; (b) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of BTG in the Reorganization Agreement; (c) against any action or agreement that would cause any provision contained in Section 6, Annex I or Annex II of the Reorganization Agreement to not be satisfied; (d) against approval or adoption of any extraordinary corporate transaction (other than the Merger, Plan of Merger, the Reorganization Agreement or the transactions contemplated thereby) including, without limitation, any transaction involving (i) the sale or transfer of all or substantially all of the capital stock of BTG, whether by merger, consolidation or other business combination, (ii) a sale or transfer of all or substantially all of the assets of BTG or its subsidiaries, (iii) a reorganization, recapitalization or liquidation of BTG or its subsidiaries, or (iv) any amendment to BTG's governing instruments creating any new class of securities of BTG or otherwise affecting the rights of any class of security as currently in effect; and (e) against the following actions (other than the Merger, Plan of Merger and the transactions contemplated by the Reorganization Agreement): (i) any BTG Acquisition Proposal (as defined in the Voting Agreement); (ii) any change in a majority of the members of the board of directors of BTG; or (iii) any other action which is intended to, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger, the Plan of Merger or any of the other transactions contemplated by the

Reorganization Agreement or the Voting Agreement. The Proxy authorizes Titan to vote the Proxy Shares at any meeting of shareholders of BTG, or in connection with any solicitation of written consents from shareholders of BTG, called or solicited for the purpose of voting on the Merger, the Plan of Merger and the Reorganization Agreement and the other transactions contemplated thereby. The Proxy is coupled with an interest and is irrevocable. The Proxy and the rights contained therein will terminate upon the termination of the Voting Agreement described in Item 5. The BTG Shareholders are (i) Dr. Edward H. Bersoff, (ii) Marilynn D. Bersoff, (iii) Donald M. Wallach, (iv) John Littley, III and (v) Linda E. Hill. The BTG Shareholders beneficially owned in the aggregate approximately 23.1% of the BTG Common Stock outstanding as of September 18, 2001.

    The form of Proxy is included as Exhibit 2 hereto and is incorporated herein by reference.

    Pursuant to the Reorganization Agreement, the directors of T T Acquisition Corp. will be the initial directors of the wholly owned subsidiary that will be the surviving corporation in the Merger, and will serve until their successors have been duly elected or appointed and qualified, or until their earlier death, resignation or removal. The officers of T T Acquisition Corp. will be the initial officers of the wholly owned subsidiary that will be the surviving corporation in the Merger, subject to the authority of the board of directors of the surviving corporation, as provided by Virginia law and the bylaws of the surviving corporation. In addition, after the Merger, the articles of incorporation of BTG, as amended and restated by the Plan of Merger, will become the articles of incorporation of the wholly owned subsidiary of Titan that will be the surviving corporation in the Merger, and the amended and restated bylaws of Titan Sub, as amended and restated by the Plan of Merger, will become the bylaws of the wholly owned subsidiary of Titan that will be the surviving corporation in the Merger.

    Pursuant to the Reorganization Agreement, BTG has agreed, during the period prior to the Effective Time that neither it nor its subsidiaries will pay dividends or make other distributions in respect of their capital stock without the prior written consent of Titan.

    Except as set forth in this Item 4, Titan has no plans or proposals that relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

    The preceding summary of certain provisions of the Reorganization Agreement and the Proxy, copies of which are filed as exhibits hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

Item 5.  Interest in Securities of the Issuer

    (a) and (b). The aggregate number of shares of BTG Common Stock that Titan may be deemed to share the power to vote or direct the vote of (and, as a result, may, under Rule 13d-3 under the Act, be deemed the beneficial owner of) is 2,120,132, which constitutes approximately 23.1% of the BTG Common Stock outstanding as of September 18, 2001, as represented by BTG in the Reorganization Agreement. However, Titan disclaims beneficial ownership of such shares of BTG Common Stock.

    Other than with respect to the voting rights described in response to Item 4, Titan possesses no powers, rights or privileges with respect to the Proxy Shares. All other powers, rights and privileges with respect to the Proxy Shares remain with the BTG Shareholders, including the right to vote on all matters unrelated to the Merger, as well as the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such securities.

    On September 19, 2001, in connection with the execution of the Reorganization Agreement, Titan, Titan Sub and the BTG Shareholders entered into a Voting Agreement (the "Voting Agreement"), dated as of September 19, 2001. The purpose of entering into the Voting Agreement was to facilitate consummation of the Merger and the other transactions contemplated by the Reorganization Agreement. Under the terms of the Voting Agreement, each BTG Shareholder has agreed to vote, or cause the record holder of the BTG Agreement Shares to vote, the BTG securities beneficially owned by such BTG Shareholder on September 19, 2001 and any other BTG securities acquired by such BTG Shareholder after September 19, 2001 (a) in favor of the Merger and the approval and adoption of the Plan of Merger, Reorganization Agreement and the transactions contemplated thereby in connection with any meeting of, or solicitation of consents from, shareholders of BTG at which (or in connection with which) such matters are submitted to a vote of shareholders of BTG; (b) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of BTG in the Reorganization Agreement; (c) against any action or agreement that would cause any provision contained in Section 6, Annex I or Annex II of the Reorganization Agreement to not be satisfied; (d) against approval or adoption of any extraordinary corporate transaction (other than the Merger, Plan of Merger, the Reorganization Agreement or the transactions contemplated thereby) including, without limitation, any transaction involving (i) the sale or transfer of all or substantially all of the capital stock of BTG, whether by merger, consolidation or other business combination, (ii) a sale or transfer of all or substantially all of the assets of BTG or its subsidiaries, (iii) a reorganization, recapitalization or liquidation of BTG or its subsidiaries, or (iv) any amendment to BTG's governing instruments creating any new class of securities of BTG or otherwise affecting the rights of any class of security as currently in effect; and (e) against the following actions (other than the Merger, Plan of Merger and the transactions contemplated by the Reorganization Agreement): (i) any BTG Acquisition Proposal, (as defined in the Voting Agreement); (ii) any change in a majority of the members of the board of directors of BTG; or (iii) any other action which is intended to, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger, the Plan of Merger or any of the other transactions contemplated by the Reorganization Agreement or the Voting Agreement. In addition, the BTG Shareholders have agreed not to take certain actions through the Expiration Date (as defined below) (or, if earlier terminated, the termination of the Reorganization Agreement) relating to an acquisition proposal for BTG, any proxies or other voting arrangements with respect to the BTG Agreement Shares, or the transfer or other disposition of any BTG Agreement Shares.

    The Voting Agreement will terminate on the earlier to occur of the Effective Time or the date the Reorganization Agreement is validly terminated pursuant to the provisions thereof (the "Expiration Date"). Pursuant to the Voting Agreement, each BTG Shareholder delivered a Proxy to Titan.

    The Voting Agreement is included as Exhibit 3 hereto and is incorporated herein by reference. The preceding summary of the Voting Agreement is qualified in its entirety by reference to the full text of such agreement.

    To the best of its knowledge, no executive officer or director of Titan beneficially owns any shares of BTG Common Stock.

    (c) Except as described herein, there have been no transactions in shares of BTG Common Stock by Titan, or, to the best knowledge of Titan, any of Titan's executive officers and directors during the past 60 days.

    (d) Not applicable.

    (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

    Except as set forth in Items 3, 4 or 5, neither Titan nor, to the best knowledge of Titan, any of its directors or executive officers has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of BTG.

Item 7.  Materials to be Filed as Exhibits

Exhibit Number	Description
1.	Agreement and Plan of Reorganization, dated September 19, 2001, among The Titan Corporation, T T Acquisition Corp. and BTG, Inc. (filed as Exhibit 2.1 to The Titan Corporation's Current Report on Form 8-K, dated September 24, 2001, and incorporated herein by reference).
2.
Form of Irrevocable Proxy by certain shareholders of BTG, Inc. (filed as Exhibit A to Exhibit 99.2 to The Titan Corporation's Current Report on Form 8-K, dated September 24, 2001, and incorporated herein by reference).
3.
Voting Agreement, dated as of September 19, 2001, between The Titan Corporation, T T Acquisition Corp. and certain shareholders party thereto (filed as Exhibit 99.2 to The Titan Corporation's Current Report on Form 8-K, dated September 24, 2001, and incorporated herein by reference).

SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

October 1, 2001
THE TITAN CORPORATION
/s/ NICHOLAS J. COSTANZA Nicholas J. Costanza, Esq. Senior Vice President, General Counsel and Secretary

ANNEX A

Identity and Background

    The following table sets forth the names, addresses and principal occupations of the executive officers and directors of The Titan Corporation ("Titan"). The principal business address of each such director and executive officer is the address of Titan, 3033 Science Park Road, San Diego, California 92121-1199. Each of such directors and executive officers is a citizen of the United States.

DIRECTORS

Name and Business Address	Present Principal Occupation or Employment
Dr. Gene W. Ray	Chairman of the Board, President & CEO of Titan
Michael B. Alexander	Retired Chairman and CEO of AverStar, Inc.
Charles R. Allen	Retired Executive Vice President of TRW, Inc., diversified manufacturing
Joseph F. Caligiuri	Retired Executive Vice President of Litton Industries, Inc., diversified manufacturing
Daniel J. Fink	President of D. J. Fink Associates, Inc., management consulting
Susan Golding	Former Mayor of San Diego
Robert M. Hanisee	Managing Director of Trust Company of the West
Robert E. La Blanc	President of Robert E. La Blanc Associates, Inc., financial and technical consulting
Thomas G. Pownall	Retired Chairman and Chief Executive Officer of Martin Marietta Corporation
James E. Roth	Retired President & CEO of GRC International, Inc., Consultant for GRC, Boeing and Titan
Joseph R. Wright, Jr.	Vice Chairman and Director of Terremark Worldwide, Inc.

A–1

OFFICERS

Name and Business Address	Present Principal Occupation or Employment
Dr. Gene W. Ray	Chairman of the Board, President & CEO
Eric M. DeMarco	Executive Vice President, COO & Treasurer
Mark Sopp	Chief Financial Officer
Mellon C. Baird	Senior Vice President and President and CEO of Titan Systems Corporation
Nicholas J. Costanza	Senior Vice President, General Counsel & Secretary
Lawrence A. Oberkfell, Sr.	Senior Vice President and President and CEO of SureBeam Corporation
Eugene O'Rourke	Senior Vice President and President and CEO of Titan Wireless, Inc.
David P. Porreca	Senior Vice President and President and CEO of Cayenta, Inc.
Deanna Hom Petersen	Vice President & Corporate Controller
Rochelle R. Bold	Vice President, Investor Relations
Mary Jo Cippel	Vice President, Administration
John Dressendorfer	Vice President, Government Relations
Dianne D. Scott	Vice President, Human Resources
Ralph Williams	Vice President, Corporate Communications

A–2

ANNEX B

BTG, INC.
VOTING AGREEMENT SHAREHOLDERS

    The information in this annex is based solely on information provided by BTG, Inc. in connection with the execution and delivery of the Voting Agreement.

Shareholder	Total Shares Beneficially Owned as of September 18, 2001
Dr. Edward H. Bersoff	1,439,454(1)
Marilynn D. Bersoff	117,321(2)
Donald M. Wallach	326,947(3)
John Littley, III	168,563(4)
Linda E. Hill	67,847(5)

(1)
Includes options to purchase 113,333 shares of common stock that Dr. Bersoff has the right to purchase within 60 days of September 18, 2001 and 2,875 shares held by Dr. Bersoff and his brother, as trustees for their mother.

(2)
Includes options to purchase 18,334 shares of common stock that Ms. Bersoff has the right to purchase within 60 days of September 18, 2001.

(3)
Includes options to purchase 15,500 shares of common stock that Mr. Wallach has the right to purchase within 60 days of September 18, 2001, 114,130 shares held in joint tenancy with Mr. Wallach's wife and 55,050 shares held by Wallach Associates, Inc. Employee Profit Sharing Plan Trust, of which Mr. Wallach is the majority participant.

(4)
Includes options to purchase 53,833 shares of common stock that Mr. Littley has the right to purchase within 60 days of September 18, 2001 and 100,000 shares held jointly with Mr. Littley's wife.

(5)
Includes options to purchase 57,333 shares of common stock that Ms. Hill has the right to purchase within 60 days of September 18, 2001 and 419 shares held jointly with Ms. Hill's husband.

Exhibit Number	Description
1
Agreement and Plan of Reorganization, dated September 19, 2001, among The Titan Corporation, T T Acquisition Corp. and BTG, Inc. (filed as Exhibit 2.1 to The Titan Corporation's Current Report on Form 8-K, dated September 24, 2001, and incorporated herein by reference).
2
Form of Irrevocable Proxy by certain shareholders of BTG, Inc. (filed as Exhibit A to Exhibit 99.2 to The Titan Corporation's Current Report on Form 8-K, dated September 24, 2001, and incorporated herein by reference).
3
Voting Agreement, dated as of September 19, 2001, between The Titan Corporation, T T Acquisition Corp. and certain shareholders party thereto (filed as Exhibit 99.2 to The Titan Corporation's Current Report on Form 8-K, dated September 24, 2001, and incorporated herein by reference).

B–1

QuickLinks

SCHEDULE 13D
SIGNATURE
ANNEX A
Identity and Background
ANNEX B
BTG, INC. VOTING AGREEMENT SHAREHOLDERS